February 1, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Perfect Moment Ltd.
Registration Statement on Form S-1 (File No. 333-274913) Withdrawal of Prior Acceleration Request

 Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on January 30, 2024, in which we requested the acceleration of the effective date of the above-captioned Registration Statement to 5:00 p.m. Eastern time, on February 1, 2024. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement.

Very truly yours,

ThinkEquity LLC

By:	/s/ Eric Lord
	Name:	Eric Lord
	Title:	Head of Investment Banking